Exhibit 99.1

Mr. A.J.M. van der Ven

Vondelstraat 23C

1054 GH Amsterdam

Bilthoven, 29 March 2005

Dear Mr Van der Ven,

Further to our recent discussions, I hereby confirm that we have reached agreement on your employment at ASM International N.V. as Chief Financial Officer with effect from 15 May 2005.

The nature and responsibilities of this position have been discussed with you and are known to you. During the first two years of your employment, your responsibilities will be limited to issues of a financial nature and operational issues will not be part of your direct responsibilities. During the General Meeting of Shareholders on 19 May 2005 you will be nominated as a member of the Management Board.

The following conditions will be in force:

Income

Your fixed annual income will be EUR 275,000.

Bonus scheme

As you know, our aim is to achieve an operational break-even point for the front end group already this year. In this regard, a bonus scheme of a maximum of EUR 50,000 will apply for the first year until a performance-based scheme can be established in mutual consultation. In view of the new corporate governance rules, ASMI has a renumeration committee and we expect to be able to reach an acceptable solution under the present rules.

Stock option plan

Upon your employment, you will qualify for 30,000 stock options in terms of the rules of the plan and in accordance with the attached option letter. On the first day of trading (close of business) on the Amsterdam Stock Exchange in 2006, 20,000 options will again be granted to you. These options can be exercised over a period of 5 years. The stock option price will be the price per share on the first day of employment and, as stated above, the stock exchange share price on the first day of trading in January 2006. We will confirm the contract after receipt of the contract signed by you.

Other fringe benefits

1.	In addition to the normal professional costs that can be charged, ASMI will pay a representation allowance of EUR 400 per month. In this connection, domestic costs below EUR 25 cannot be charged.

2.	ASMI will reimburse private telephone and fax connection costs after deducting the part that is not exempt from taxation.

3.	ASMI has a Directors and Officers Liability Insurance for its Statutory Directors.

General schemes

As discussed, the existing schemes of ASM regarding insurance and pensions will apply.

Attached you will find an overview of our package of employment conditions.

Unless agreed otherwise, the mutual notice period will be six months. If the employment contract is terminated by or at the request of ASMI for reasons that cannot be mainly attributed to you, ASMI will pay compensation equal to six months’ fixed income. This compensation will also apply if you give notice based on such a change in circumstances that it cannot reasonably be expected of you to continue performing your function.

Attached you will find a draft press report regarding your employment. We would like to receive any comments.

The above constitutes a short confirmation of our discussions. We have every confidence that you can make an important contribution to the further increased profitability of our company in future and we wish you much success.

Yours sincerely,

ASM INTERNATIONAL N.V.

/s/ Arthur H. del Prado

Signed for approval,

/s/ A.J.M. van der Ven